October 13, 2017

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Attn:	John Reynolds, Assistant Director
Office of Beverages, Apparel, and Mining

	Re:	Pacific Ventures Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
File No. 000-54584

Dear Mr. Reynolds:
This firm is outside counsel to Pacific Ventures Group, Inc. (the "Company"). We are submitting this letter on behalf of the Company in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") issued to the Company in the Staff's letter, dated July 7, 2017 (the "Letter"), relating to the Company's Registration Statement on Form S-1 (Registration No. 333-218097) filed with the Commission on May 19, 2017 (the "Registration Statement") and Amendment No. 1 to the Registration Statement filed with the Commission on June 14, 2017. The Company has requested a withdrawal of the Registration Statement effective October 10, 2017.
To the extent the Staff's comments pertain to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the "2016 Form 10-K"), the numbered paragraphs below correspond to the numbered comments in the Letter and the Staff's comments are presented in bold italics. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the 2016 Form 10-K and concurrently herewith is filing its Amendment No. 1 to the 2016 Form 10-K (the "Amended Form 10-K") and. The Company's Forms 10-Q for the periods ended March 31, 2017 and June 30, 2017 will also be revised and filed expeditiously.

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1. Because your securities are not qualified to be registered on Form S-3, you may not sell on a delayed basis or "at the market." See Rule 415(a)(1)(ix) and (a)(4) of Regulation C. Therefore, please revise your disclosure throughout the filing to reflect that the offering will be commenced promptly and that you will sell the shares at a fixed price for the duration of the offering.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

2. Please clarify throughout the filing that your shares are quoted on OTC Pink, not OTCQB, or advise.

In response to the Staff's comment, the Company has revised the Amended Form 10-K to reflect that its shares are quoted on the OTC Pink market.

3. Please disclose the information required by Item 501 of Regulation S-K, such as the offering price per share, the market for the securities, and a cross-reference to the risk factors section.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

4. Your disclosure indicates that the offering is self-underwritten and that you plan to use a broker dealer. If you plan to use a broker dealer, please provide the underwriting disclosure required by Item 501(b)(8) and Item 508 of Regulation S-K.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

5.  You state in the first paragraph that no commissions or other remuneration will be payable to your CEO in your self-underwritten offering. Please reconcile with the underwriting discounts and commissions reflected in the offering table.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

6. We note your disclosure on page 12 that you "withdrew from marketing and distributing the Product in 2016." Please revise your disclosure throughout the filing to disclose that you no longer sell this product and describe your current business plan.

In response to the Staff's comment (including the Staff's comment #7 below), the Company has expanded the disclosure in the Amended Form 10-K to describe its current business plan and plan of operations.

7.  We note that you no longer sell the Product, have no revenues in 2017, and have assets consisting of cash and nominal other assets. We also note your disclosure on page 12 that you "intend to use a portion of the proceeds of this Offering to acquire and invest in complimentary food, beverage and distribution businesses." Please provide us with a detailed analysis explaining why you believe the company is not a blank check company, as defined in Rule 419 of Regulation C, and include a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations, milestones and a timeline.

We respectfully submit to the Commission that the Company believes that it is not a "shell company" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, nor a "blank check" company, which is defined in Rule 419 of Regulation C as a blank check company as a company that is issuing penny stock and that is a "development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.". Instead, the Company is a "start-up" company which the Commission explicitly differentiates in Footnote 172 to SEC Release No. 33-8869 from "shell" companies covered under Rule 144(i)(1)(i) (the "Rule"). In adopting the definition of a shell company in SEC Release No. 33-8587 (the "Release"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. Indeed, under the Rule, the threshold for what is considered "nominal" is, to a large degree, subjective and based upon facts and circumstances of each individual case.

While the Company is a "start-up" company, the Company believes that it is not a blank check company because: (i) the Company's business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity; (ii) the Company has its own specific operational business plan and is actively engaged in the implementation and deployment of its business plan; and (iii) to date, the Company has taken substantive steps in furtherance of its business plan, including the construction of an online sales platform and setting up two fulfillment centers, all as more fully set forth below.

As disclosed in its Amended Form 10-K, the Company is actively engaged in the implementation and deployment of its business plan.  The Company has and historically had active business operations. These activities date back several years and have recently resulted in the appointment of Mrs. Masjedi as the President, Chief Executive Officer and Interim Chief Financial Officer of the Company, who has experience in the food and beverage industry. Snobar products are currently being sold in the east coast by the Company's distributor. The Company's management has been actively constructing an online sales platform that will allow Snobar distribution on a national level. The Company's platform is complete and ready to "go live" and, with the aim of purchasing inventory as well as increasing sales and marketing efforts, the Company seeks to raise additional capital to execute on its business plan.

Indeed, the Company's operations are more than just "nominal." As the Commission points out in its Release, there are no established quantitative thresholds to determine whether a company's operations are in-fact "nominal". Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis aimed at preventing serious problems from allowing scheming promoters and affiliates to evade the definition of a "shell" company (as well as the intent of the Rule).  As described in Footnote 32 to the Release, the Commission expounds its rationale for declining to quantitatively define the term "nominal" regarding a shell company.

The Company intends is to continue development of the Snobar Product Line and fulfill the current orders that the brand has in hand from its distributor in South Carolina as well as from other accounts. The Snobar Product Line will have two fulfillment centers to ship the online orders, one in California to service west of the Mississippi and another fulfillment center in South Carolina to service east of the Mississippi. These fulfillment centers are established and ready to proceed as soon as inventory is purchased.

It is reasonably commonplace that development stage or "start-up" companies have limited assets and resources, as well as having a going concern explanatory paragraph in the report of its independent registered public accounting firm. The Company is considering all possible avenues to develop its business model. The Company believes that by being a public company this should increase its image and credibility in the marketplace and provide possible sources of funding for its business.

The Company's management has been working at implementing the Company's core business strategy, including, but not limited to, meeting with legal and financial advisors, distribution partners, and business development in anticipation of its progressing operations and the development of its Snobar product line. Respectfully the Company submits that operations are more than "nominal" and that it does not fall within the class of companies for which the Commission was aiming to prevent as referenced in Release Footnote 32.

Please see the Amended Form 10-K filed concurrently herewith which contains a revised description of the Company's current business plan and plan of operations.

8.  Please describe the material terms of your acquisition of Healthy Foods Markets LLC and file the agreement as an exhibit.

In response to the Staff's comment, the Company has expanded the disclosure in the Amended Form 10-K to describe the material terms of the acquisition, as well as the subsequent rescission of the transaction.

9. Please clarify your disclosure about the Trust and its role in your corporate structure. Also reconcile your disclosure about the Trust in the section and on page F-22, where you disclose that Snöbar Holdings is the trustor and sole beneficiary of the Trust. File the Snöbar trust agreement as an exhibit.

In response to the Staff's comment, the Company has expanded the disclosure in the Amended Form 10-K to clarify the role of the Snobar Trust as related to the corporate structure. A copy of the Trust Agreement has been filed as Exhibit 10.9 to the Amended Form 10-K.

10. The table reflecting the minimum offering proceeds of $500,000 appears to represent 33% of the maximum shares to be sold in the offering rather than 10% as noted in the paragraph preceding this table. Please revise to eliminate this inconsistency. Also, please reconcile and revise the offering expenses and related uses of net proceeds in the tables on page 37 with those on page 38.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

11. Please update your dilution disclosures to March 31, 2017, the date of the latest interim financial statements included in the filing.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

12. Please revise to include a discussion and analysis of your results of operations, financial condition and cash flows for the interim period ended March 31, 2017 as compared to the comparable period in 2016.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

13. Please revise your discussion of your results of operations to provide analysis of the underlying causes of material changes in the amounts of revenue and expense items for each period presented. For example, your disclosure for the fiscal period ended December 31, 2016 indicates that the decrease in revenue net of discounts was due to decreased sales. Please provide a discussion of the underlying reasons for this decrease in sales. Your discussion of cash flows from operating, investing and financing activities should be similarly revised.

In response to the Staff's comment, the Company has revised and expanded the disclosure in the Amended Form 10-K pertaining to results of operations to provide an analysis of the underlying causes of material changes in the amounts of revenue and expense items for each period presented.

14. Your disclosure on page 52 indicates that you completed the acquisition of Fresh and Healthy Markets LLC on June 2, 2017 in exchange for 500,000 shares of common stock. Please revise the registration statement to include the audited financial statements and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X or explain why you do not believe this is required.

In response to the Staff's comment, the Company has revised and expanded the disclosure in the Amended Form 10-K as related to the Healthy Markets LLC acquisition to further provide that the acquisition was subsequently rescinded.

15. Please describe the material terms of your debt obligations and file any related agreements as exhibits. For example, we note the promissory notes described on pages 75 and F-29 - F-30.

In response to the Staff's comment, the Company has expanded its disclosure in the Amended Form 10-K to describe the material terms of its debt obligations. The Company has also filed a form of the Promissory Note used by the Company to cover such debt obligations as Exhibit 10.10 to the Amended Form 10-K.

16. We note your disclosure that Ms. Masjedi filed for bankruptcy in 2010. If this bankruptcy was related to any corporation or business association of which she was an executive officer or director, please describe. See Item 401(f) of Regulation S-K.

In response to the Staff's comment, we have been advised that Mrs. Masjedi's bankruptcy in 2010 was personal and did not relate to any corporation or business association.

17. Please expand the narrative description to discuss the material factors necessary to an understanding of the information disclosed in the table. For example, please describe the reasons for the amount of Ms. Masjedi's $160,000 salary. See Item 402(o) of Regulation S-K.

In response to the Staff's comment, the Company has revised the disclosure in the Amended Form 10-K to discuss the factors relating to Ms. Masjedi's salary.

18. Please revise disclosure in this section to clearly identify the parties and the basis on which the related person is a related person. See Item 404(a)(1) of Regulation S-K. Also file as an exhibit any related material contract to which any of your directors, officers, promoters, and/or shareholders named in the filing are parties.

In response to the Staff's comment, the Company has revised the disclosure in the Amended Form 10-K to clearly identify the parties and the basis on which the related person is a related person. In addition, a copy of the Trust Agreement has been filed as Exhibit 10.11 to the Amended Form 10-K and form of the Promissory Note used by the Company to cover such related party debt obligations has been filed as Exhibit 10.10 to the Amended Form 10-K.

19. We note that the trustee that holds legal title to the Snöbar Trust is Clark Rutledge, who is the father of Shannon Masjedi. Please describe the material terms of the trust. See Item 404(a) of Regulation S-K.

In response to the Staff's comment, the Company has expanded its disclosure the material terms of the trust. A copy of the Trust Agreement has been filed as Exhibit 10.9 to the Amended Form 10-K.

20. We note your disclosure on pages 7, 13 and elsewhere in the filing that there were 1,000,000 shares of Series E Preferred Stock outstanding as of December 31, 2016. However, your balance sheets and statements of stockholders' equity (deficit) indicate that your company had no preferred stock issued and outstanding as of December 31, 2016 and 2015 and 1,000,000 shares of Class B common stock issued and outstanding as of the end of the respective periods. Similar issues were noted in your condensed balance sheet as of March 31, 2017 on page F-19. Please revise to resolve these inconsistencies.

In response to the Staff's comment, the Company has expanded the disclosure in the Amended Form 10-K to clarify that as of December 31, 2016, there were 1,000,000 shares of Series E Preferred Stock issued and outstanding, and further, that in connection with the initial closing of the transactions contemplated by the Share Exchange Agreement, Brett Bartolami sold all of his 1,000,000 shares of Series E Preferred Stock to Mrs. Masjedi for an aggregate purchase price of $100. Similar changes were made to the Company's financial statements and notes to such financial statements included in the Amended Form 10-K.

21. Your consolidated balance sheets indicate that 27,264,864 and 27,264,864 shares of Class A common stock were issued and outstanding as of December 31, 2016 and 2015 respectively. However, your Statement of Stockholders' Equity showed that 27,297,364 and 25,799,031 shares were outstanding as of the respective periods. We also note that your condensed balance sheets for the interim period ended March 31, 2017 on page F-19 indicates that 25,799,031 of Class A common stock were issued and outstanding as of December 31, 2016. Please revise to resolve these inconsistencies.

In response to the Staff's comment, the Company has revised the Company's financial statements and notes to such financial statements included in the Amended Form 10-K to clarify the number of shares of the Company's common stock issued and outstanding as of December 31, 2016 and 2015, and that the Company does not have any authorized or issued shares of Class B common stock.

22. Please explain in your footnote disclosures the nature of the prior period adjustment of $614,338 reflected in your statement of stockholders' equity (deficit) for 2015 and the prior period adjustment to retained earnings of $83,571 reflected in your statement of cash flows for 2016. Also, please explain why an adjustment to retained earnings resulted in a cash outflow from financing activities of $83,571.

In response to the Staff's comment, the Company has revised its disclosure in the Amended Form 10-K to clarify that during prior operations from 2012 through 2015, Snobar Holdings charged the Company for salaries accruing to certain executives as part of their duties to the Company.  Snobar Holdings and its affiliates, by action of the Board of Directors, agreed to forgive $614,338 of the total amounts due.  This value was recorded as a reduction of the Company's accumulated deficit as reflected on the Statement of Stockholders' Equity for the period ended December 31, 2015.

The prior period adjustment was in fact $34,286, as opposed to $83,571 as previously disclosed, during the fiscal year ended December 31, 2016. During the course of the fiscal year ended December 31, 2016, the Company authorized a vendor to dispose of certain fully depreciated assets in the vendor's possession as a consequence of their services to the Company, and to offset debt owed to the vendor for $34,286, with the proceeds from the sale of such assets.

23. You disclose in Note 1 that on August 14, 2015, Pacific Ventures Group entered into a share exchange agreement with Snöbar Holdings Inc. that was accounted for as a reverse merger. You also indicate that as part of this transaction, Pacific Ventures issued 22,500,000 restricted shares of common stock for 100% of the issued and outstanding shares of Snöbar Holdings' Class A and Class B common stock while simultaneously issuing 2,500,000 shares of Pacific Ventures restricted common stock to certain other persons. Please explain why no recognition of this transaction appears to be reflected in your consolidated statement of stockholders' equity (deficit) on page F-6.

In response to the Staff's comment, the omission of the shares issued in the reverse merger in the consolidated statement of stockholders' equity was inadvertent, and the referenced schedule was filed in error in the original filing. Accordingly, the Company has corrected the disclosure in the Amended Form 10-K.

24. For the share exchange transaction, please disclose the facts relied upon to make the exemption available. For example, disclose the number of Snöbar Holdings shareholders and describe how you determined that they were accredited investors.

In response to the Staff's comment, the Company has expanded the disclosure in the Amended Form 10-K pertaining to the share exchange agreement, including that there were 33 shareholders of Snobar Holdings, Inc. ("Snobar Holdings") that participated in the share exchange. Pursuant to the Share Exchange Agreement, Snobar Holdings represented to the Company that all Snobar Holdings shareholders were accredited investors. Moreover, Snobar Holdings provided the Company with copies of Accredited Investor Questionnaires signed by each Snobar Holdings shareholder. In addition, pursuant to the Share Exchange Agreement, Snobar Holdings represented to the Company that each Snobar Holdings shareholder had been furnished with (i) all documents and materials relating to the business, finances and operations of the Company and its subsidiaries and (ii) information that such Snobar Holdings shareholder requested and deemed material to making an informed decision regarding  the share exchange agreement and the underlying transactions. Accordingly, the Company did not have a reason to believe that any Snobar Holdings shareholder was not an accredited investor.

25. Please file your current articles of incorporation and bylaws as exhibits.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement. The Company has previously filed its certificate of incorporation and bylaws, as amended, which have been incorporated by reference in the Amended Form 10-K.

26. Please file your share exchange and the registration rights agreements with the attached exhibits.

In response to the Staff's comment, the Share Exchange Agreement has been incorporated by reference as Exhibit 2.1 to the Amended Form 10-K and the Registration Rights Agreement has been incorporated by reference as Exhibit 10.8 to the Amended Form 10-K.

27.  Please revise the legal opinion filed as exhibit 5.1 to reflect that the company is a Delaware corporation. Also revise the language that the opinion is limited to the laws of the State of California. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II.B.3.b, which is available on our website.

The Staff's comment is no longer applicable due to the Company's request for withdrawal of the Registration Statement.

28. Please address our comments on the financial statements and related disclosures included in your registration statement on Form S-1, as amended, in an amendment to your annual report on Form 10-K. Your quarterly report on Form 10-Q for the quarter ended March 31, 2017 should be similarly revised.

In response to the Staff's comment, the Company has concurrently filed its Amended Form 10-K and will expeditiously file an amendment to its Quarterly Reports on Form 10-Q for the periods ended March 31, 2017 and June 30, 2017.

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* * *
We believe the responses provided above fully address the Staff's comments. If you have any questions, please call the undersigned at 212-335-0465.
In connection with responding to the Staff's comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FOLEY SHECHTER LLP
/s/Jonathan R. Shechter
Jonathan R. Shechter
For the Firm

Cc:	Securities and Exchange Commission
Hillary Daniels

Pacific Ventures Group, Inc.
Shannon Masjedi, President, CEO and Interim CFO

EXHIBIT A

PACIFIC VENTURES GROUP, INC.
117 West 9th Street, Suite 316
Los Angeles, California 90015
October 13, 2017
In connection with the comment response letter of Foley Shechter LLP submitted with the United States Securities and Exchange Commission's (the "Commission") on October 13, 2017, on behalf of Pacific Ventures Group, Inc. ("Pacific Ventures"), Pacific Ventures acknowledges the following:

●	Pacific Ventures is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Pacific Ventures may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pacific Ventures Group, Inc.

By:	/s/ Shannon Masjedi
Shannon Masjedi Chief Executive Officer & Interim Financial Officer